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WASHINGTON MUTUAL, INC. SUBSIDIARY LISTING

WASHINGTON MUTUAL BANK

Chartered under the laws of the state of Washington

DBA: Washington Mutual Bank
     WM Business Bank
     Western Bank

NEW AMERICAN CAPITAL, INC., a Delaware corporation

WASHINGTON MUTUAL BANK, FA

Federally-chartered under the laws of the United States

DBA: Washington Mutual Bank, FA
     Alta Residential Mortgage, Inc.
     ARMT, Inc.